Mail Stop 3561

November 21, 2006

Via Fax & U.S. Mail

Mr. George W. Trahan, Chief Executive Officer
Hi-Shear Technology Corporation
24225 Garnier Street
Torrance, California 90505-5355

      Re: Hi-Shear Technology Corporation
              Form 10-K for the fiscal year ended May 31, 2006
              Filed July 31, 2006
              File No. 001-12810

Dear Mr. Trahan:

We have reviewed your filings solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB/A for the fiscal year ended May 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 7
Fiscal year ended May 31, 2006 compared with fiscal year ended May 31, 2005, page 8

1.   We note that during your fiscal year 2005, you wrote down $1,645,000 of
         amounts receivable after the unfavorable conclusion of the related court case.
         The amount charged to expense in 2005 was the difference between the
         company's accounts receivable balance due from the customer and the total
         amount of damages awarded to you by the jury. Given that $1,645,000 has been
         written off, please tell us what amount of receivables related to this customer
         remained at your 2005 and 2006 fiscal year ends and why you still believe you
         will collect these amounts.

Notes to Consolidated Financial Statements, page F-6
Note 2. Fourth Quarter Adjustments, page F-12

2.   Please provide us with further details concerning the $70,000 gain recorded in
         fiscal 2006. Include in your response if and when the $96,000 expense for the
         fine was originally recorded and indicate where any expense recorded was
         classified in your financial statements. Also, please explain why the adjustments
         discussed in Note 2 were not recognized until the fourth quarter of fiscal 2006.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief